Exhibit 4.1.4

24 August 2001	Private and Confidential

Mr Warren Saxelby
110 Prices Circuit
Woronora NSW 2232

Dear Warren

APPOINTMENT - CHIEF FINANCIAL OFFICER

I am pleased to confirm our offer of employment with CSR Limited, as Chief Financial Officer. You will be located at Chatswood and report to me. Your commencement date will be Monday 29 October 2001. This offer will remain open for 3 days from today.

The terms and conditions of employment are attached. If you have any questions regarding them please do not hesitate to contact me. Otherwise, would you please sign the duplicate copy of this letter where indicated and initial each page of the attached terms and conditions and return these to me.

I take this opportunity to welcome you to CSR and hope that you will find your time with the company both challenging and rewarding.

Yours sincerely,

Peter Kirby

Managing Director

I accept the offer as outlined in this letter and the attached terms and conditions of employment dated (date).

My commencement date will be	29/10/01

Signed		Date	26/8/01

CSR Limited, ABN 90 000 001 276. Human Resources. Level 3, 9 Help Street, Chatswood, NSW 2067, Australia

Locked Bag 6, Chatswood, NSW 2057 Telephone +61 2 9235 8031. Facsimile +61 2 9235 8019

TERMS AND CONDITIONS OF EMPLOYMENT
of WARREN SAXELBY by CSR LIMITED on 29 OCTOBER 2001
for CHIEF FINANCIAL OFFICER at CHATSWOOD reporting to
PETER KIRBY, MANAGING DIRECTOR

Sign-on Payment

You will be paid an amount of $100,000, less tax, within one month of taking up the appointment which is the subject of this offer.

Remuneration

The pre-tax value of your Fixed Remuneration Package will be $550,000 per annum.

Your Package will be reviewed annually effective 1 July. Reviews will have regard to relevant factors such as market data, individual performance, current duties and economic circumstances.

Your Base Remuneration is set at 75% of your Fixed Remuneration. This is a notional figure on which entitlements for incentives, leave and severance (if applicable) are calculated.

Your Fixed Remuneration Package will comprise the items agreed by you and CSR. Your monthly payment (dependent on your election of options) will be paid to your nominated account by the 15th of the month.

Current Package Options

The options currently available, which are subject to applicable policies and guidelines, include:

First vehicle

•                  Novated Lease arrangement - a new vehicle or second hand vehicle.  The charge to be deducted from your Fixed Remuneration will be:

•                  a monthly lease payment, and

•                  a monthly payment for operating and Fringe Benefits Tax costs which will be calculated by a CSR formula.  The formula is applied to the amount financed under the lease.

•                  Second vehicle on novated lease - this vehicle can be new or second-hand, or an existing vehicle may be sold into a lease.

(CSR Motor Vehicle Policy for Employees in Job Grades 11 and above is attached.)

•                  Laptop Computer - one laptop computer (and some associated equipment/software) is available each FBT year (1 April to 31 March) either as a lease or a one off purchase.

•                  Superannuation contributions - there is some flexibility as to the amount of your Fixed Remuneration which is directed to superannuation.

Warren Saxelby
24/8/01

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Superannuation

You will be required to join the CSR Australian Superannuation Fund (CSR Super) - Division Two. Employer contributions are made in accordance with superannuation legislation - currently a minimum of 8% of Base Remuneration or 8% of $110,040, whichever is the lesser, deducted from your Fixed Remuneration.

Further contributions may be made by CSR from your pre-tax remuneration, or by you from your after tax remuneration. The total of employer and pre-tax contributions cannot normally exceed the maximum age-based contribution limits specified by law.

CSR Super contributions must be made in whole percentages of your Base Remuneration. The amount can be changed at 1 July each year.

CSR Super currently has four investment portfolios which differ in investment strategy. You can select an investment option to suit your personal circumstances. Basic death and disablement insurance is provided at no cost. You may also take out extra death and disablement cover subject to certain conditions.

Subject to certain conditions, contributions can also be made to CSR Super by or on behalf of the spouses of CSR Super members.

Further information about CSR Super and the choices that need to be made will be available on commencement of employment or earlier if required.

Leave Entitlements

You are entitled to leave as provided in the CSR Staff (Consolidated) Award 2000 which includes personal leave (comprising sick, carer’s and bereavement leave) and unpaid parental leave.

Financial Planning

You will be entitled to reimbursement of up to $5,000 pa for financial planning advice. This benefit (or part of it) is not convertible into cash.

Short Term Incentive

You will be invited to join the Senior Executive Short Term Incentive (STI) Plan. This provides opportunity for a cash incentive equivalent to 25% of Base Remuneration for “on target” performance, rising to 100% cash incentive for performance at 30% above target. Performance measures are both company financial and personal financial/non-financial goals. Although you will not have a full years’ service by March 02 your potential STI will not be reduced.

You may elect to invest any STI cash incentive earned on a pre-tax basis in CSR shares under the Employee Share Acquisition Plan (ESAP). The CSR Board requires that executives at your level accumulate CSR shares equivalent in value to your annual Base Remuneration and until this is achieved you will be required to contribute 50% of your STI each year.

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Details of ESAP and how it operates will be available shortly.

You may also elect to invest any STI cash incentive earned on a pre-tax basis in superannuation.

Long Term Incentive

You will be invited into the Executive Share Option Plan (ESOP) and will be offered 300,000 options over CSR shares. Details of ESOP and how it operates are attached.

Additional Long Term Incentive

You will be offered additional cash long term incentive bonuses, which we agree you will forego and CSR will contribute under ESAP to the ESAP trustee to acquire CSR shares on your behalf, subject in respect of each issue to the company performance hurdle being met and your personal performance being assessed as satisfactory by the Managing Director and the Board. This incentive will operate as follows:

(a)          Within one month following 21 November 2001 and as from the date the Company lodges with the ASX its end of year results for each of YEM03 and YEM04, respectively and, subject to the performance criterion set out below being met, you will become eligible to receive a cash amount (Additional LTI Bonus) equal to 25,000 multiplied by the Qualifying CSR Share Price (as defined below).

(b)         Your entitlement to each Additional LTI Bonus will be conditional on total returns to CSR shareholders (share price growth and dividends reinvested) exceeding the bespoke ASX All Industrials Accumulation Index approved by shareholders at the 2000 Annual Meeting, measured over the period from 25 July 2000 through to the date the relevant end of year results are announced, or between that announcement date and 25 July 2004.

(c)          The “Qualifying CSR Share Price” for an Additional LTI Bonus will be the average price, inclusive of transaction costs, of all CSR shares next purchased on the ASX by the ESAP trustee on behalf of employees participating in ESAP immediately after the Additional LTI Bonus is payable, such purchase to include the shares purchased on your behalf.

Employee Share Plans

You will be eligible to participate in the Employee Share Acquisition Plan (ESAP). The plan enables CSR employees to purchase CSR shares tax effectively, by allocating part of your monthly pre-tax remuneration or foregoing all or part of any performance-based cash incentive to which you may become entitled.

Policies and Guidelines

CSR has a number of policies and guidelines, which are varied from time to time. They will apply to your employment and you are obliged to comply with them.

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The current terms of two important policies (in outline) are:

•                  Code of Business Conduct - You must not accept any payment or other benefit from any other person or company for anything that you do or do not do in connection with the business of CSR except as permitted by this policy.  (This restriction does not apply to Frequent Flyer programs.)  You must not involve yourself in any public or private undertaking which may interfere with the performance of your job or adversely reflect on CSR.

•                  No Smoking Policy - CSR has a No Smoking Policy.  This means that smoking is not allowed on CSR premises nor during your working hours.

Property / Confidential Information

During the course of your employment, you will learn of CSR trade secrets and confidential information. You must only use such information in the proper carrying out of your duties, and in the interests of CSR. You must not, either during or subsequent to your employment, without written approval from authorised CSR officers, reveal such information to persons not employed by CSR, except where to do so is required in order to properly carry out your duties as a CSR employee or where you are required to do so by law. You must also use your best endeavours to prevent the unauthorised use or disclosure of such information by third parties.

Upon termination of your employment, you must return all CSR property, including all drawings, data, manuals and so forth in your possession, to your immediate CSR manager at the time of your termination.

Inventions

You are required to immediately inform CSR of any invention or innovation developed either by yourself or with others, in connection with your employment. You will assist CSR, at its expense but without payment to you, to obtain ownership and protection of such invention or innovation to the extent of your rights to it.

Hours of work

You will be required to devote all your normal working hours (and other time, as reasonably required to satisfactorily complete your duties) to the business of CSR.

Termination of Employment

Should you wish to terminate your employment the company will require that you give it no less than three months’ notice in writing, or forfeit pay in lieu of notice.

The company may terminate your employment by giving you eighteen months’ notice in writing, or pay in lieu of notice.

For this purpose “pay” means “total package value” as that term is defined in the CSR Limited Senior Staff Packaging Arrangements Certified Agreement. Also included is that portion of your short term incentive (STI) which would have been earned during the notice period. The

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STI payment will be based on a projected assessment of your performance, but will be no less than for target performance, ie, 25% of base remuneration. A pro rata payment of your STI for the period up to the date notice is given would also be included, based on your performance up to that date.

In the event that you have an entitlement to severance pay under the Redundancy and Retrenchment Agreement, August 2000 between CSR Limited and the CSR Limited Officers’ Association (the Agreement), the Company reserves the right to reduce the amount of payment in lieu of notice it would otherwise make to you to terminate your employment. If the company exercises the right to reduce the amount of payment in lieu of notice, it will ensure that you receive at least the greater of your entitlement to severance pay plus notice under the Agreement or payment in lieu of eighteen months’ notice.

The Company may terminate your employment without notice and without payment in lieu of notice for misconduct.

The termination of your employment by the Company, other than a summary termination for misconduct, will be deemed to be a termination arising from retrenchment for the purposes of the ESOP rules. This will not affect the characterisation of the termination for any other purpose.

These Termination of Employment terms are subject to the provisions of the benefits being in accordance with the Corporations Law, which imposes restrictions on payments to executives in limited circumstances.

Awards/Agreements

The following award and agreements, which will vary over time, apply to your employment by CSR:

•            CSR Staff (Consolidated) Award, 2000

•            Agreement on Over Award Conditions of Employment between CSR Limited and the CSR Limited Officers’ Association, 1992

•            Redundancy and Retrenchment Agreement, 2000 between CSR Limited and the CSR Limited Officers’ Association,

•            CSR Limited Senior Staff Remuneration Packaging Arrangements Certified Agreement, 1998.

Whilst you are covered by the documents referred to above, they only form part of your individual contract of employment where expressly stated in this letter/attachment.

CSR Limited Officers’ Association

You will be eligible to join the CSR Limited Officers’ Association.

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27 June 2003

Manager Companies
Company Announcements Office
Australian Stock Exchange Ltd
Level 4, Stock Exchange Centre
20 Bridge Street

Sydney  NSW  2000

Dear Sir,

Revised Employment Contract, Mr. Alec Brennan

In accordance with the continuous disclosure provisions of the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations”, I wish to advise that on 26 June 2003 CSR entered into a revised employment contract with Mr Alec Brennan following his appointment as the Managing Director and Chief Executive Officer of the Company. The contract is annexed.

Yours sincerely,

G J Hughes
Company Secretary

Dr I D Blackburne
Chairman

STRICTLY CONFIDENTIAL

26 June 2003

Mr Alec Brennan
18 Glenview Street
GREENWICH  NSW  2065

Dear Alec,

Employment arrangements

I refer to our discussions regarding your employment arrangements, and I am very pleased to set out what is proposed as the terms governing your continued appointment by CSR Limited (the “Company”) as the Managing Director and Chief Executive Officer of the Company.

Position and responsibilities

1.                                                                                       Your appointment as Managing Director and Chief Executive Officer commenced as of 1 April 2003. You will continue to serve in Sydney or in such other location as agreed between the Company and yourself.

2.                                                                                       You are responsible to the Board of Directors of the Company (the “Board”) for the general control and management of the Company and related bodies corporate (the “Group”), and its profitability, operation and strategic development.

Term and renewal

3.                                                                                       Your appointment from 1 April 2003 will, subject to earlier termination or renewal as provided below, terminate on 31 March 2007 (the “Term”).

4.                                                                                       Within the 12 months prior to 31 March 2007, you will meet with me, or my successor as Chairman of the Board (the “Chairman”), to discuss a renewal of your appointment. If by 30 September 2006 the terms of any renewal are not agreed and

CSR Limited, ABN 90 000 001 276.        9 Help Street, Chatswood, NSW 2067, Australia

Locked Bag 6, Chatswood, NSW 2057 Australia.  Telephone +61 2 9235 8000. Facsimile +61 2 9235 8130

the Company states its intention to continue the discussion on the terms of a renewal your appointment will continue until terminated by either party on six months’ notice.

General duties

5.                                                                                       Your appointment is full-time, and you will, unless prevented by ill-health or other incapacity, devote your whole time and attention during normal working hours (and other times if reasonably required) to the business of the Group. You will at all times in the performance of your duties comply with all directions properly given by the Board and conduct yourself in accordance with the highest standards of professionalism and the CSR Code of Business Conduct. It is essential that you avoid conflicts of interest, or the appearance of a conflict of interest, and maintain the reputation and integrity of the Group.

6.                                                                                       You will undertake travel within or outside Australia on the business of the Company as may reasonably be required of you by the Board.

7.                                                                                       You will not without the Board’s prior written approval be involved in any other business activities except for passive investments in securities quoted on a recognised stock exchange (in Australia or elsewhere), personal and family companies and trusts, and non-profit organisations.

8.                                                                                       You will, at the Company’s expense, undergo an annual medical examination.

Salary and benefits

9.                                                                                       Your remuneration will comprise the following elements:

(a)                                                                                  Total fixed remuneration (“TFR”) as at 1 April 2003 is $ 1,100,000 per annum. The TFR may be taken in such form as you may decide (with the Board’s approval), but on the basis that the TFR includes any FBT payable by the Company on any benefit subject to that tax. You will retain membership of the CSR Staff Superannuation Fund (the “Fund”), with contributions determined by the rules of the Fund, except that the 12% employee contribution will not be deducted from your TFR. For the purpose of the Fund your annual salary is 75% of TFR.

The salary component is payable on a monthly basis (less applicable tax) by direct deposit to a financial institution nominated by you. The TFR includes all remuneration otherwise payable in relation to any other office you hold in relation to a Group company.

(b)                                                                                 Entitlements under the short-term incentive (“STI”), as set out in Schedule A to this letter.

(c)                                                                                  Entitlements under the long-term incentive as set out in Schedule A to this letter.

AN Brennan

10.                                                                                 The TFR and the STI will be reviewed as at 1 July 2004 and each subsequent July while your appointment continues. The review will be conducted by the Board Remuneration and Nominations Committee having regard to, market movements, your personal performance and your contribution to corporate goals and performance as agreed with the Chairman during the previous year. Your TFR may not be decreased on a review.

11.                                                                                 The Company will also:

(a)                                                                                  provide for your benefit payment or reimbursement of up to $5,000 annually to fund personal and financial planning advice;

(b)                                                                                 provide standard benefits and conditions generally available to Company staff;

(c)                                                                                  reimburse all reasonable Company expenses such as mobile phone and appropriate client entertainment in accordance with the Company’s policy from time to time; and

(d)                                                                                 reimburse all business travel and accommodation expenses within Australia or overseas (at first class standard) reasonably incurred for yourself and, with the Chairman’s prior approval, your wife. (You will not be required to reimburse the Company for any FBT payable by the Company under this paragraph.)

12.                                                                                 You will verify all reimbursable expenses in such manner as the Company may reasonably require.

13.                                                                                 You authorise the Company to deduct from the cash component of your TFR any expense you owe to the Company.

14.                                                                                 The Company will maintain in your favour the Deed of Indemnity, Insurance and Access on the terms currently applicable to you.

Leave entitlements

15.                                                                                 You will be entitled to annual leave, long service leave and other leave in accordance with the CSR Staff (Consolidated) Award 2000 (the “Award”). Annual and long service leave is to be taken at a time or times agreed with the Chairman.

16.                                                                                 You will be entitled to your remuneration and benefits during any period of sick leave in accordance with the Award.

Intellectual property, moral rights and confidentiality

17.                                                                                 Any invention, process, concept, technology, design, knowhow, copyrightable work or other intellectual property (whether or not registrable) relating to the

Company’s business which you make, discover, develop or improve during your employment (“IP”) is by virtue of these terms the Company’s property. You will at the Company’s request and cost assign to the Company without further consideration all your right and interest in the IP and execute any document requested by the Company to complete the assignment. If you fail to execute a document requested by the Company you appoint the then Chairman as your attorney to execute the document.

18.                                                                                 You unconditionally and irrevocably consent to any act or omission of the Company (whether occurring before or after the consent is given) which would otherwise infringe your moral rights, within the meaning of the Copyright Act 1968 (Cth), as amended from time to time in any work made or to be made by you in the course of your employment.

19.                                                                                 The maintenance of confidentiality is fundamental to the operations and success of the Company, and accordingly you will not, either during (except in the proper course of your duties) or after your employment, divulge to any person any trade secret or private or confidential information concerning the business or finances, or clients of the Group. You will provide all assistance reasonably requested by the Company in connection with any proceedings the Company may take against any person for unauthorised use, copying or disclosure of confidential information.

Termination

20.                                                                                 You may terminate your appointment by giving at least six months’ written notice to the Company. The Company may, however, at any time on or after receiving notice under this paragraph terminate your employment on payment of your remuneration and other entitlements up to the end of the period of notice. If you fail to give the required period of notice you agree to pay (and authorises the Company to withhold from any amounts owing to you) an amount equivalent to the TFR for the balance of the ungiven period of notice.

21.                                                                                 You may also terminate your appointment by giving written notice to the Company:

(a)                                                                                  where the Company commits a serious or persistent breach of any provision of these terms which is not remediable, or, if remediable, is not remedied within a reasonable period after you give the Company notice specifying the breach; or

(b)                                                                                 if you cease to hold the position of managing director or chief executive officer of the Company, or where your status, duties or authority are materially diminished.

22.                                                                                 The Company may by written notice to you terminate your appointment with immediate effect if:

(a)                                                                                  you commit gross negligence, gross incompetence, or any fraud, misappropriation, dishonesty, serious criminal conduct or other serious wilful misconduct;

(b)                                                                                 you are guilty of a serious or persistent breach of your employment obligations which is not remediable, or if remediable, is not remedied promptly after the Company gives you notice specifying the breach;

(c)                                                                                  you become bankrupt or insolvent or a person whose estate is liable to be dealt with under any law for the protection of insolvents or their creditors; or

(d)                                                                                 you become incapacitated by reason of illness or accident (other than an accident or illness to which workers’ compensation legislation applies) which prevents you from performing your duties for a period in excess of three months or an aggregate period of three months in any period of 12 consecutive months, where the applicable period is not a period of paid sick leave.

23.                                                                                 If the Company wishes to terminate your appointment under paragraph 22(b) above, then the Company must first provide you with written notice of its intention to do so, and the Company must give you a reasonable opportunity to show cause to the Board why your appointment should not be terminated. The Company may until this has been done suspend you from the performance of your duties, but without loss of remuneration or benefits.

24.                                                                                 The Company may also by written notice to you terminate your appointment with immediate effect, without cause, by paying you the amounts referred to in paragraphs 27(a) and 28 below.

25.                                                                                 A termination of your employment by the Company is only to be taken following a resolution of the Board authorising that action.

26.                                                                                 If at the end of the Term there has been no renewal of your appointment and you have accrued annual leave or long service leave, you may commence leave and stay employed by the Company until the expiration of the leave, or an earlier date chosen by you, but from 1 April 2007 your appointment as Managing Director and Chief Executive Officer will cease, you will cease to be a director of the Company and any other company in the Group, you will hold no other office or position within the Group, your TFR will remain unchanged and not subject to further review and you will not be entitled to an STI for the period of leave.

27.                                                                                 On cessation of your appointment for any reason:

(a)                                                                                  the Company will on the date your employment ceases pay you all your entitlements accrued to the date of termination;

(b)                                                                                 you will immediately deliver to the Company all property of the Company in your possession (including documents and records and any copies, notes and extracts); and

(c)                                                                                  you will resign all directorships, trusteeships and other offices with the Group, and you appoint the then Chairman as your attorney to execute resignations and do all else required to give effect to the resignations.

Payment for past services and as compensation for loss of office

28.                                                                                 If cessation of your appointment is for any reason (whether or not set out above) other than your resignation under paragraph 20 above or termination under paragraph 22 above, the Company will in addition to your entitlements under paragraph 27(a) and at the time of cessation pay you by way of payment for past services to the Group or compensation for loss of office:

(a)                                  an amount which is equal to 1.5 times the value of your then-current TFR or, if cessation occurs later than 30 September 2005, the value of that part of your then-current TFR for the remainder of the Term;

(b)                                 an amount which is equal to your eligible pro rata STI for the then current year. The amount is to be fairly assessed by the Board in consultation with you based on the achievement of financial and balanced individual goals to the date of cessation of your appointment; and

(c)                                  an amount which is equal to half of your maximum STI for the then-current year, being 45% of your then-current TFR, or, if cessation occurs between 1st April 2006 and 31st March 2007, a proportionate part of that amount.

29.                                                                                 Subject to the required CSR Share Performance occurring within 12 months of the cessation of your employment, if cessation of your employment is for a reason within:

(a)                                  paragraphs 20, 22(a), (b) and (c), and 24, you will be entitled to retain all shares then held through ESAP on your behalf and to receive the LTI which you have become eligible to receive in accordance with Schedule A item 4 as at the date of termination;

(b)                                 paragraphs 21 or 22(d) or because of the expiration of the Term with no renewal, you will be entitled to retain all shares then held through ESAP on your behalf and be eligible to receive the balance of the LTI in accordance with Schedule A item 4 regardless of whether the date for eligibility has been reached;

If at the time the LTI is payable you are not an employee of the Company you will be paid the LTI in cash.

30.                                                                                 The total payment made to you on the termination of your employment will not exceed the maximum payment permitted to be paid under the Corporations Act 2001 (Cth) as amended from time to time. If any benefit provided for under these terms requires shareholder or other approval for its implementation or payment, then the Company may at its discretion and expense at the next scheduled meeting of shareholders do all on its part required to secure approval.

Miscellaneous

31.                                                                                 The parties will consult and agree the extent and manner of disclosure of these terms.

32.                                                                                 No amendment or waiver of any of these terms is valid unless in writing and signed by the parties or by the party granting the waiver (as applicable).

33.                                                                                 The agreement formed on acceptance of this letter is to be governed by and construed in accordance with New South Wales law, and the parties unconditionally agree to submit to the non-exclusive jurisdiction of New South Wales courts and provides all terms and conditions of your employment and supersedes all prior understandings or agreements between yourself and CSR and any prior condition, warranty, indemnity or representation imposed, given or made by yourself or CSR in connection your employment.

If the above terms are acceptable to you, would you please signify your agreement by signing and dating the enclosed copy of this letter and returning it to me. Your so doing will constitute the agreement between the Company and yourself. I confirm to you that I am authorised by the Board to make the above offer and to commit the Company to the above terms.

Alec, on behalf of the Board and on my own behalf, I look forward to continuing to work with you to help the Company achieve great success.

Chairman

1 have read and accept the terms contained in this letter of offer.

SIGNED by Alexander Norman Brennan
Signature
27 June 2003
Date

Schedule A

Short Term Incentive (“STI”)

1.                    You will hold in aggregate, or have held for you through CSR share schemes, a minimum of the equivalent value of your annual TFR in CSR shares, or more typically as a guideline 2 year’s TFR. If at the time of determination of your STI you do not hold sufficient shares to meet the minimum criteria you elect to receive your STI in the form of shares through ESAP.

2.                    You will be entitled to an annual STI of up to 90% of TFR . Targets for the STI will be agreed annually with the Chairman according to the following principles:

(a)               40% will be based on the Group financial performance; 30% will be based on the performance of the sugar, building products and aluminium businesses financial performance; 20% will be based on a balanced set of individual goals.

(b)              The financial goals will include a threshold for payment and be set in such a way that for overall performance meeting market expectations the payment should be around half of the STI and for performance reaching top quartile the payment should be able to reach the full STI.

3.                    The previous years STI payment will be determined in conjunction with the release of the annual results.

Long Term Incentive (“LTI”)

4.                   Employee Share Acquisition Plan (ESAP) – New LTI

You are eligible to be granted a LTI sufficient to purchase CSR Shares in the following tranches:

31 May 2004	550,000

31 May 2005	550,000

31 May 2006	750,000

31 May 2007	750,000

and you elect to receive any LTI as shares through ESAP.  Receipt of the LTI is subject to the following conditions:

(a)               The reference date is 1 April 2003 and the reference price is the volume average weighted price for the first week of April 2003;

(b)              eligibility for the first 50% of each tranche is dependent on the total return to CSR Shareholders, (share price growth and dividends re-invested) (“CSR Share Performance”), exceeding the median of the ASX 200 Accumulation Index;

(c)               eligibility for the second 50% of each tranche arises proportionally as the CSR Share Performance exceeds between the median and the 75 percentile of the ASX 200 Accumulation Index;

(d)              the tranches granted in May 2004, May 2005 and May 2006 will be capable of assessment against conditions (a), (b) and (c) immediately , and then on more than one occasion until completed, between the date of eligibility and 31 May 2007;

(e)               the tranche granted in May 2007 will be capable of assessment against the conditions in (a), (b) and (c) immediately and then on more than one occasion until completed, between the 31 May 2007 and 31 May 2008, though if at the time of assessment you are not an employee of CSR the value of the shares will be paid to you in cash:

(f)                 shares once purchased with your LTI must remain in ESAP for the duration of your appointment

5.                   Employee Share Acquisition Plan (ESAP) - Existing LTI

You have an existing entitlement to a long term incentive which prior to 1 April 2003 was for the potential issue of 50,000 CSR shares in each of May 2003, May 2004 and May 2005 under the Employee Share Acquisition Plan (“ESAP”). This long term incentive is to continue but subject to a conversion to reflect the changed value as a result of the demerger and a change to the appropriate performance hurdle index.

The comparable number of post demerger CSR shares on each reference date is 200,000.

Your entitlement to receive the incentive is conditional upon the CSR Share Performance exceeding the ASX 200 Accumulation Index through to the date of the relevant end of year results are announced or between that announcement and 25 July 2005.

As result of the demerger, there is a change to the comparative index and allowance must be made for the comparative index performance achieved between 25 July 2000 and the demerger. To accommodate that change, the comparative position of the pre-demerger share to the Bespoke ASX All Industries Accumulation Index on 28 March 2003 is to be replicated for the post demerger CSR share in respect of the ASX 200 Accumulation Index (i.e. if pre-demerger the share was 10% above the index, the post demerger share is to be plotted at 10% above the index).

If your employment terminates on or prior to 25 July 2005 then:

(a)               your entitlement to any outstanding LTI will depend on CSR satisfying the performance criteria on the date of termination of employment; and

(b)              if you become entitled to an LTI on the termination of your employment then the LTI will be paid in cash and not contributed to the ESAP trustee to acquire CSR shares on your behalf.